Dechert LLP	1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 15, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sally Samuel

Re: Variable Insurance Products Fund (the "Trust")

Equity-Income Portfolio
Growth Portfolio
High Income Portfolio
Overseas Portfolio
Value Portfolio (the "Funds")

File Nos. 002-75010 and 811-03329

Post-Effective Amendment No. 67

Dear Ms. Samuel:

Dechert LLP serves as counsel to the above-referenced Funds in connection with Post-Effective Amendment No. 67 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which accompanies this letter. In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the Funds' investment adviser. FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson